UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited

(Registrant)

Date	November 30, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTION PASSED BY THE BOARD

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the circular of China Eastern Airlines Corporation Limited (the “Company”) dated 20 October 2012 in relation to, among other things, the proposed adoption of the H Shares Appreciation Rights Scheme (the “Circular”). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Circular.

Pursuant to the articles of association of the Company and the Rules for the Meeting of the Board of Directors（董事會議事規則）of the Company and as convened by Mr. Liu Shaoyong, the Chairman, the 20th ordinary meeting (the “Meeting”) of the sixth session of the board of directors of the Company (the “Board”) was held on 30 November 2012 by way of correspondence. The following resolution was agreed unanimously:

Considered and approved the “Proposal to Determine the Date of Grant and Exercise Price of H Shares Appreciation Rights of the Company”.

It was agreed that the date of grant of the Initial Grant Scheme of the H Shares Appreciation Rights of the Company shall be 30 November 2012 and the exercise price shall be HK$2.67, being the highest of: (i) the closing price of HK$2.64 of the H Shares of the Company on the date of grant; (ii) the average closing price of HK$2.67 of the H Shares of the Company for five consecutive trading days prior to the date of grant; or (iii) the par value of RMB1 of a H Share of the Company.

Liu Shaoyong, Ma Xulun, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing and Luo Zhuping, being the beneficiaries of the H Shares Appreciation Rights Scheme, have abstained from voting in respect of this resolution.

Announcement(s) in respect of implementation of the Initial Grant Scheme of the H Shares Appreciation Rights of the Company will be made in due course pursuant to the requirements under laws and regulations and the listing rules of the place in which the Company is listed.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

30 November 2012

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